Exhibit 12.1

STATEMENT REGARDING THE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS FOR THE YEARS ENDED DECEMBER 31, 2012, 2013, 2014 AND 2015 AND THE THREE MONTHS ENDED MARCH 31, 2016

(dollars in thousands)

	Years Ended December 31,				Three Months Ended March 31,
	2012	2013	2014	2015	2016
Fixed Charges:
Interest expense on indebtedness	$143	$570	$195	$—	$—
Non-cash interest expense and other	—	1,155	12,219	—	—
Interest expense on portion of rent expense representative of interest	242	290	290	291	73
Preferred stock dividends	—	—	4,468	—	—

Total fixed charges	$385	$2,015	$17,172	$291	$73

Earnings (loss):
Net loss	$(19,283)	$(23,621)	$(34,618)	$(25,121)	$(8,923)
Fixed charges per above	385	2,015	17,172	291	73

Total earnings (loss)	$(18,598)	$(21,606)	$(17,446)	$(24,830)	$(8,850)

Ratio of earnings (loss) to fixed charges	N/A	N/A	N/A	N/A	N/A
Ratio of earnings (loss) to fixed charges and preferred stock dividends	N/A	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges and preferred stock dividends	$19,283	$(23,621)	$(34,618)	$(25,121)	$(8,923)

For purposes of calculating the ratio above, earnings (loss) consist of income (loss) before income taxes plus fixed charges. Fixed charges include interest expense, non-cash interest expense and other, and an estimate of the interest expense within rental expense.

We did not record earnings for any of the years ended December 31, 2012, 2013, 2014 and 2015 and for the three months ended March 31, 2016. Accordingly, our earnings were insufficient to cover fixed charges and preferred stock dividends in such periods and we are unable to disclose a ratio of earnings to fixed charges and preferred stock dividends for such periods. The dollar amount of the deficiency in earnings available for fixed charges and preferred stock dividends for the fiscal years ended December 31, 2012, 2013, 2014 and 2015 and for the three months ended March 31, 2016 was approximately $19,283,000, $23,621,000, $34,618,000, $25,121,000, and $8,923,000, respectively.